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	May 18, 2021	SINGAPORE
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VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Apartment Income REIT Corp.

Draft Registration Statement on Form S-11

Confidentially submitted on May 5, 2021

Dear Sir/Madam:

Apartment Income REIT Corp., a Maryland corporation (the “Company”), previously submitted a draft registration statement on Form S-11 on a confidential basis with the Securities and Exchange Commission on May 5, 2021. On behalf of the Company, we confirm that the Company will file the registration statement no later than 48 hours prior to the requested effective date and time.

Please do not hesitate to contact me by telephone at (213) 687-5122 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michelle Gasaway

Via E-mail:

cc:    Terry Considine, Apartment Income REIT Corp.

cc:    Paul Beldin, Apartment Income REIT Corp.

cc:    Lisa Cohn, Apartment Income REIT Corp.

cc:    George Najjar, Skadden, Arps, Slate, Meagher & Flom LLP